

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
George A. Villasana
Vice President, General Counsel and Secretary
Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, Georgia 30097

> **Re: Asbury Automotive Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 21, 2013**
> **File No. 333-189531**

Dear Mr. Villasana:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It does not appear that you have filed financial statements for each of the guarantors providing guarantees in your registration statement. Please revise accordingly, or tell us how you believe you have complied with the requirements of Rule 3-10 of Regulations S-X.

Prospectus cover page

2. Please include the guarantees on the prospectus cover page. See Item 501(b)(2) of Regulation S-K.

3. We note you have included broker-dealer representations in the fourth paragraph on page ii. Please disclose these required representations from broker-dealers on the prospectus cover page.

The Exchange Offer, page 19

Expiration Date; Extensions; Termination; Amendments, page 19

4. As currently presented, the offer could be open for less than 20 full business days due to the 9:00 a.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

Terms and Conditions Contained in the Letter of Transmittal, page 22

5. We note that you have included the following transferor representation on page 5 of your letter of transmittal: "I have not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to engage in, a distribution of any Exchange Notes issued to me." Please include this representation under this section heading on page 22 of your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Joel T. May
        Neil Simon
        Jones Day